UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

Commission File No. 1-16097

A.                    Full title of the plan and address of the plan, if different from that of the issuer named below:

THE MEN’S WEARHOUSE, INC.

401(k) SAVINGS PLAN

B.                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

TAILORED BRANDS, INC.

6380 Rogerdale Road
Houston, Texas 77072

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE	11

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015	12

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	13

EXHIBITS	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Men’s Wearhouse, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 24, 2016

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

INVESTMENTS
Participant directed investments — at fair value	$156,572,820	$159,967,180

FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT AT CONTRACT VALUE - STABLE VALUE FUND	12,607,548	12,486,395

RECEIVABLES:
Notes receivable from participants	9,123,770	8,840,143
Transfer of Assets from JA Apparel Corp. Voluntary
Investment Plan (Note 9)	—	9,456,892
TOTAL ASSETS	178,304,138	190,750,610

LIABILITIES
Excess contributions refundable	366,403	317,271
TOTAL LIABILITIES	366,403	317,271

NET ASSETS AVAILABLE FOR BENEFITS	$177,937,735	$190,433,339

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014

ADDITIONS:
Investment income:
Dividends and other	$7,603,676	$6,464,168

Total investment income	7,603,676	6,464,168

Contributions:
Employee contributions	13,750,548	12,722,775
Rollover contributions	1,259,394	549,864
Employer contributions	1,084,008	991,329

Total contributions	16,093,950	14,263,968

Interest income on notes receivable from participants	369,306	354,360

Total additions	24,066,932	21,082,496

DEDUCTIONS:
Net depreciation in fair value of investments	19,655,261	125,014
Benefits paid to participants	16,838,175	19,424,350
Administrative expenses	69,100	74,300

Total deductions	36,562,536	19,623,664

NET (DECREASE)/INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFER	(12,495,604)	1,458,832

Transfer of Assets from JA Apparel Corp. Voluntary Investment Plan (Note 9)	—	9,456,892

NET (DECREASE)/INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS AFTER TRANSFER	(12,495,604)	10,915,724

NET ASSETS AVAILBLE FOR BENEFITS, Beginning of year	190,433,339	179,517,615

NET ASSETS AVAILBLE FOR BENEFITS, End of year	$177,937,735	$190,433,339

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.                      DESCRIPTION OF PLAN

The following description of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan and trust agreements for more information.

General — The Plan is a defined contribution plan that provides eligible employees with future retirement benefits through a tax-deferred savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility — The Plan provides that certain employees of The Men’s Wearhouse, Inc. and participating subsidiaries (the “Company”) become eligible to participate after 90 days of service.

Administration — The Plan is administered by an Advisory Committee made up of four employees. Investments of the Plan are held in trust by T. Rowe Price Company (“the Trustee”).

Contributions — Eligible employees may make pre-tax contributions up to 75% of compensation subject to the current-year statutory limitations (subject to cost-of-living adjustments). Participants who will attain age 50 before the end of a Plan year are eligible to make catch-up contributions for that year. The Plan allows the Company to make discretionary matching contributions. For 2015 and 2014, the maximum amount of the employer matching contribution is 100% of the employee’s first $200 in salary deferral contributions made under the Plan. For JA Apparel Corp. employees who joined the Plan in 2015, the employer match is 50% of the first 6% of contributions not to exceed more than 3% of the employee compensation for 2015.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and certain administrative expenses, such as participant loan fees, express mailing charges on requested distributions, and frequent trading fees. Allocations are in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Employee contributions are deposited into a trust account, which is invested by the Trustee in various investment options as directed by each participant. The investment options available for 2015 included a common stock fund holding shares of the common stock of The Men’s Wearhouse, Inc. (“TMW”), mutual funds, and a stable value fund maintained by the Trustee. Plan participants, at their sole discretion, may transfer amounts among the various investment options in accordance with the terms of the Plan.

Vesting — Participants are always 100% vested in their salary deferral contribution accounts, rollover contribution accounts, prior matching contribution accounts (i.e., amounts attributable to Company matching contributions made before April 1, 2007), and qualified nonelective employer contribution accounts. For employer matching contribution amounts made on or after April 1, 2007, participants will vest after completing two years of service with the Company. Employer matching contributions made to JA Apparel Corp. Voluntary Investment Plan accounts (which were merged into the 401(k) Plan effective at the close of business January 1, 2015) are subject to the following vesting schedule: 20% of the employer matching contributions will be vested after one year of service, 40% after two years of service, 60% after three years of service, 80% after four years of service, and 100% of the employer matching contributions will be vested after five years of service.

Distributions to Participants — Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.

Participant Loans — Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12 months) or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.

Forfeited Accounts — The Plan allows the forfeitures of nonvested Company-matching contributions from terminated participant accounts to be used to offset future Company-matching contributions, to pay certain administrative expenses, and to make account restorations.

For the years ended December 31, 2015 and 2014, forfeited nonvested amounts totaled $32,361 and $32,972, respectively. Forfeitures of $42,667 and $35,928 were used to reduce employer-matching contributions in 2015 and 2014, respectively.

2.                      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investments, including common stock, mutual funds, and common collective investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end. TMW’s common stock fund is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The T. Rowe Price Stable Value Fund is stated at contract value. Contract value is the relevant measurement attributable to fully benefit- responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The T. Rowe Price Stable Value Fund is a Common Trust Fund offered and managed by the Trustee. The fund strategies seek current income while maintaining stability of invested principal. The fund invests in synthetic guaranteed investment contracts, U.S. Treasury and agency securities, and cash and cash equivalents, including money market instruments. The trust will also maintain a cash reserve to augment its liquidity. The level of the cash reserve is predicated on expected future liquidity needs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investment securities consists of the net change in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Administrative Expenses — TMW pays all administrative expenses of the Plan either with TMW funds, or with funds in the Plan forfeiture account (arising from nonvested amounts forfeited by terminated participants), with the exception of certain participant loan fees, overnight delivery fees requested by participants in relation to distribution checks, mutual fund frequent trading fees (charged by the mutual fund companies against sales proceeds), and brokerage commissions and Securities and Exchange Commission fees on TMW stock transactions, which are paid by the Plan and charged against the individual participants’ Plan accounts which incurred the expense. Investment management fees are netted against the return earned on each fund in individual participants’ Plan accounts.

Payment of Benefits — Benefits are recorded when distribution checks or wires are issued from the trust used to fund the Plan (the “Trust”).

Rollovers — Qualified rollovers at December 31, 2015 and 2014, of $1,259,394 and $549,864, respectively, are reported in “Rollover contributions” in the statements of changes in net assets available for benefits.

New Accounting Pronouncements — In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted and has applied ASU 2015-07 retrospectively, as required. The adoption has been reflected in Note 3 — Fair Value Measurements of the financial statements. The adoption had no impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits as of December 31, 2015 and December 31, 2014.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965):

(Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II as of December 31, 2015 and has applied the provisions retrospectively. ASU 2015-12 Part III was not applicable to the Plan.

3.                      FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

Assets measured at fair value as of December 31, 2015:

	Fair Value Measurements
	Level 1	Total

Common stock fund	$9,875,746	$9,875,746
Mutual funds	146,697,074	146,697,074
	$156,572,820	156,572,820

Total assets at fair value		$156,572,820

Assets measured at fair value as of December 31, 2014:

	Fair Value Measurements
	Level 1	Total

Common stock fund	$17,781,912	$17,781,912
Mutual funds	142,185,268	142,185,268
	$159,967,180	159,967,180

Total assets at fair value		$159,967,180

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the years ended December 31, 2015 and 2014, respectively, there were no transfers in or out of Level 1.

4.                      PLAN TERMINATION

Although it has not expressed an intent to do so, TMW has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.

5.                      FEDERAL INCOME TAX STATUS

The Plan utilizes a Volume Submitter Plan Document provided to TMW through T. Rowe Price Company. The Internal Revenue Service has issued an advisory letter with respect to the acceptability and status of the Volume Submitter Plan Document and the Company may rely on that advisory letter. The Plan’s administrator believes the Plan continues to maintain its tax-exempt status.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2012.

6.                      EXCESS CONTRIBUTIONS REFUNDABLE

The Company has completed discrimination testing for the year ended December 31, 2015. For the Plan year ended December 31, 2015, $366,403 (including realized loss in the amount of $22,119) was required to be refunded to satisfy the 2015 Plan year non-discrimination tests.  The entire required distribution of $366,403 was paid before March 15, 2016. For the Plan year ended December 31, 2014, $317,271 (including interest in the amount of $8,851) was refunded to satisfy the 2014 Plan year non-discrimination test.

7.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments, including the T. Rowe Price Stable Value Fund, are shares of a common collective investment fund managed by the Trustee. The Men’s Wearhouse Common Stock Fund invests in the common stock of TMW. Transactions with the Trustee and the Company, as well as participant loans, qualify as exempt party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 672,735 and 402,761 shares, respectively, of common stock of TMW, the sponsoring employer, with a cost basis of $22,972,786 and $20,377,818 respectively. During the years ended December 31, 2015 and 2014, the Plan recorded dividend income related to common stock of TMW of $304,941 and $271,792, respectively.

8.                      STABLE VALUE FUND

The beneficial interest of each participant in the T. Rowe Price Stable Value Fund (the “Fund”) is represented by units.  Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants in the Fund ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on investments made under the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that events causing the Fund to transact at less than contract value are unlikely to occur.

9.                      PLAN MERGER

On August 6, 2013, TMW acquired JA Holding, Inc., the parent company of JA Apparel Corp.   JA Apparel Corp. maintained the JA Apparel Corp. Voluntary Investment Plan (“JA Plan”) for the benefit of its employees. Effective as of January 1, 2015 the JA Plan was merged into the Plan. With the exception of participant loan notes of $219,452, which were transferred to the Plan in-kind, all investments held by the JA Plan, totaling $9,237,440 were liquidated and transferred to the Plan as of the close of business on December 31, 2014 and were received by the Plan on January 2, 2015.

10.               RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and increases in net assets available for benefits per the financial statements for the years ended December 31, 2015 and 2014, to Form 5500:

	Years Ended December 31,
	2015	2014

Net assets available for benefits per the financial statements	$177,937,735	$190,433,339
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	—	183,667

Total net assets per Form 5500	$177,937,735	$190,617,006

Increase in net assets available for benefits per the financial statements	$(12,495,604)	$10,915,724
Change in the adjustment from contract value to fair value for fully benefit-responsive stable value fund	(183,667)	(11,869)

Net income per Form 5500	$(12,679,271)	$10,903,855

11.               SUBSEQUENT EVENTS

Effective January 31, 2016, Tailored Brands, Inc., a Texas corporation (“Tailored Brands”), became the successor reporting company to The Men’s Wearhouse, Inc. (“Men’s Wearhouse”), pursuant to a holding company reorganization (the “Reorganization”).  Upon completion of the Reorganization, each issued and outstanding share of common stock of the Company was automatically converted into one share of common stock of Tailored Brands, having the same designations, preferences, limitations, and relative rights and corresponding obligations as the shares of common stock of the Company.

As a result, effective as of January 31, 2016, the Men’s Wearhouse Stock Fund investment option under The Men’s Wearhouse, Inc. 401(k) Savings Plan automatically became the Tailored Brands Stock Fund and the shares of stock in such fund were converted, without any further action on the part of Tailored Brands or TMW, to that number of shares of Tailored Brands common stock equal to the number of shares of TMW Common Stock held in the fund as of January 31, 2016.

In preparing the accompanying financial statements, Plan management has reviewed and evaluated all known events that have occurred after December 31, 2015, and through June 24, 2016, which is the date these financial statements were issued, for inclusion in these financial statements and related notes. There were no subsequent events, except as set forth above, that would affect the financial statements or require additional disclosure.

******

SUPPLEMENTAL SCHEDULE

Employer Identification Number: 74-1790172

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

		(c) Description of
		Investment, Including
	(b) Identity of Issue,	Maturity Date, Rate
	Borrower, Lessor, or	of Interest, Collateral,		(e) Current
(a)	Similar Party	Par or Maturity Value	(d) Cost	Value

	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value INST	(2)	$2,458,147
	American Funds	American Funds EuroPacific Growth R6	(2)	2,912,004
	Vanguard Morgan	Vanguard Morgan Growth Admiral	(2)	4,652,896
	Vanguard INST	Vanguard INST Index	(2)	6,126,346
	Vanguard Small	Vanguard Small Cap Index, ADM	(2)	1,962,660
*	T. Rowe Price	TRP Retirement 2005 Fund	(2)	3,076,253
*	T. Rowe Price	TRP Retirement 2010 Fund	(2)	7,057,118
*	T. Rowe Price	TRP Retirement 2015 Fund	(2)	13,552,903
*	T. Rowe Price	TRP Retirement 2020 Fund	(2)	20,641,925
*	T. Rowe Price	TRP Retirement 2025 Fund	(2)	21,341,198
*	T. Rowe Price	TRP Retirement 2030 Fund	(2)	17,737,125
*	T. Rowe Price	TRP Retirement 2035 Fund	(2)	15,066,248
*	T. Rowe Price	TRP Retirement 2040 Fund	(2)	9,985,367
*	T. Rowe Price	TRP Retirement 2045 Fund	(2)	6,773,977
*	T. Rowe Price	TRP Retirement 2050 Fund	(2)	3,098,717
*	T. Rowe Price	TRP Retirement 2055 Fund	(2)	1,437,839
	Dodge & Cox	Dodge & Cox Stock Fund	(2)	5,365,133
	Dodge & Cox	Dodge & Cox Income	(2)	3,451,218

	Total mutual funds			146,697,074

*	STABLE VALUE FUND**	T. Rowe Price Stable Value Fund (3)	(2)	12,607,548

	OTHER:
*	Common stock	The Men’s Wearhouse common stock	(2)	9,875,746
*	Loans to participants	Loans to participants (1)	$0	9,123,770

	TOTAL ASSETS HELD AT END OF YEAR			$178,304,138

*        Party-in-interest

**      Investment at contract value being deemed at fair value

(1)                Loans generally consists of five-year installment notes with interest rates originating at prime + 1%, resulting in interest rates ranging from 4.25% to 10.5%.

(2)     Cost information has been omitted because all investments are participant-directed.

(3)     Fully benefit- responsive investment contract

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of The Men’s Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN

Date: June 24, 2016
/s/ Jon Kimmins
Jon Kimmins,
Member of the Advisory Committee

EXHIBITS

Exhibit
Number		Description

23.1	—	Consent of Independent Registered Public Accounting Firm, McConnell & Jones LLP (filed herewith).